UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2019 First Quarter Results
- Strong Start to 2019 -

•	Quarterly revenue increased 17% to $277.8 million

•	Quarterly IPG Net Earnings decreased $0.9 million to $10.5 million

•	Quarterly IPG Adjusted Net Earnings decreased $1.0 million to $12.2 million

•	Quarterly adjusted EBITDA increased 26.7% to $38.3 million (1)

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 9, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its first quarter ended March 31, 2019. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2019 ("Financial Statements").

“We delivered strong adjusted EBITDA growth in the first quarter, which seasonally is typically a softer period, based on the tailwinds from the effective management of our spread between selling prices and input costs as well as the solid performance of our plants,” said Greg Yull, President and CEO. “The significant investment cycle we have undertaken during the past two years is nearly complete. We recently commissioned our new woven products facility in India, on budget and on schedule. Earlier this year we commissioned our second water-activated tape line at the Midland, North Carolina facility. We continue to achieve our cost synergy targets at our Cantech and Polyair acquisitions. Our final major capital project in our current investment cycle, the new tapes facility in India, is on track to produce commercial grade product before the end of the second quarter. Our focus today is execution; baseloading and building our order book for the two new Indian facilities and the second Midland line as we ramp to optimal run-rates at each facility over the coming periods; and growing the margin profile at our recent acquisitions, like Maiweave, Polyair and Cantech, to our IPG standard through cost improvements and cross-selling opportunities. In doing so, we believe we set the stage to deliver free cash flow growth for which our first priority is debt repayment.”

First Quarter 2019 Highlights (as compared to first quarter 2018):

•	Revenue increased 17.1% to $277.8 million primarily due to the Polyair,(2) Maiweave(3), and Airtrax(4) acquisitions.

•
Gross margin decreased to 20.8% from 21.3% primarily due to the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix. These unfavourable impacts were partially offset by an increase in spread between selling prices and combined raw material and freight costs.

•
Selling, general and administrative expenses ("SG&A") increased $3.6 million to $32.7 million primarily due to additional SG&A from the Polyair and Maiweave acquisitions, partially offset by a decrease in share-based compensation driven primarily by the cancellation of cash-settled awards that did not meet performance criteria at settlement.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $0.9 million to $10.5 million and adjusted net earnings(5) decreased $1.0 million to $12.2 million ($0.21 basic and diluted adjusted earnings per share)(5). The decrease was primarily due to (i) an increase in SG&A, (ii) an increase in finance costs mainly due to higher average debt outstanding from borrowings related to the Polyair Acquisition and greenfield manufacturing facilities in India and higher average cost of debt, including the impact of the Senior Unsecured Notes(6), and (iii) an increase in income tax expense. These unfavourable impacts were partially offset by an increase in gross profit.

•
Adjusted EBITDA(5) increased 26.7% to $38.3 million primarily due to (i) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions, (ii) organic growth in gross profit, and (iii) the favourable impact of operating lease payments totalling $1.7 million that were capitalized in the first quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

•
Cash flows from operating activities improved $1.6 million to an outflow of $18.5 million primarily due to (i) a smaller increase in inventory and (ii) an increase in gross profit, largely offset by a larger decrease in accounts payable in the first quarter of 2019.

•	Free cash flows(5) improved by $2.2 million to negative $36.3 million primarily due to a decrease in capital expenditures and increase in cash flows from operating activities.

(1)
This includes the favourable impact of operating lease payments totalling $1.7 million that were capitalized in the first quarter of 2019 in accordance with new lease accounting guidance implemented on January 1, 2019.

(2)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(3)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(4)
"Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018.

(5)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(6)	"Senior Unsecured Notes" refers to the private placement of $250 million in senior unsecured notes due October 15, 2026.

Other Highlights:

Cantech Acquisition Synergies

The Company intends to close its Montreal, Quebec manufacturing facility and transfer production to its other existing manufacturing facilities by the end of 2019. The Company estimates these changes will generate annual cost savings of between $1.0 and $1.5 million by the end of 2020. These synergies were included in the previous estimate of total annual synergies gained from the acquisition of Canadian Technical Tape Ltd. ("Cantech") of between $3.5 and $6.0 million by the end of 2019 and the Company remains confident in this range. The Montreal, Quebec manufacturing facility is one of the oldest facilities in the Company's portfolio of production facilities and would otherwise require significant capital investment to make all necessary upgrades critical to operations.

Integration of Other Acquisitions

The integrations of Polyair and Maiweave are proceeding as planned. The Company has made significant achievements on the Polyair cost synergies and remains focused on cross selling opportunities which are expected to ramp up more gradually than the cost synergies.

Indian Greenfield Manufacturing Facilities

The Company has successfully commercialized woven products production and completed the commissioning phase at the Capstone greenfield manufacturing facility in India. The Company is ramping up production in this manufacturing facility and transiting product to our North American manufacturing facilities for use in production and order fulfillment. Given the extended supply chain, the Company does not expect the associated contribution to results to begin until the second half of 2019. Minimal expenditures remain and total project expenditures are expected to be at the lower end of the $28 to $32 million range at completion.

The Company is on track to commercialize certain tape products in the Powerband greenfield manufacturing facility in the first half of this year and the commissioning of production processes is expected to be completed by the end of 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to occur gradually later in 2019 and into 2020. As a result, the Company does not expect sales from this manufacturing facility to make a significant contribution to results in 2019. In addition, the Company has increased the expected total project expenditure range to $21 to $23 million from the original estimate of $18 to $20 million to accommodate some equipment modification costs as well as some additional commissioning costs and capitalized interest.

Dividend Declaration

On May 8, 2019, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on June 28, 2019 to shareholders of record at the close of business on June 14, 2019. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company's expectations for the fiscal year are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act related to intercompany debt.

Conference Call

A conference call to discuss the Company's 2018 first quarter results will be held Thursday, May 9, 2019, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 8649315. The recording will be available from May 9, 2019 at 1:00 P.M. until June 9, 2019 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s focus; its delivery of free cash flow growth and its priority in using such free cash flow growth; the Company’s closure of its Montreal, Quebec manufacturing facility and the related cost savings; the Company’s cost synergies and cross-selling opportunities from the Polyair Acquisition; the Company’s production at its Capstone and Powerband greenfield manufacturing facilities and the associated contributions; dividends; and the Company's full year 2019 outlook, including revenue, adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2019	2018
	$	$
Revenue	277,823	237,229
Cost of sales	220,027	186,777
Gross profit	57,796	50,452
Selling, general and administrative expenses	32,683	29,123
Research expenses	3,168	3,221
	35,851	32,344
Operating profit before manufacturing facility closures, restructuring and other related charges	21,945	18,108
Manufacturing facility closures, restructuring and other related charges	304	107
Operating profit	21,641	18,001
Finance (income) costs
Interest	7,693	2,462
Other (income) expense, net	(655)	1,125
	7,038	3,587
Earnings before income tax expense	14,603	14,414
Income tax expense
Current	1,175	988
Deferred	2,896	2,132
	4,071	3,120
Net earnings	10,532	11,294
Net earnings (loss) attributable to:
Company shareholders	10,491	11,359
Non-controlling interests	41	(65)
	10,532	11,294
Earnings per share attributable to Company shareholders
Basic	0.18	0.19
Diluted	0.18	0.19

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of US dollars)
(Unaudited)

	Three months ended March 31,
	2019	2018
	$	$
OPERATING ACTIVITIES
Net earnings	10,532	11,294
Adjustments to net earnings
Depreciation and amortization	14,669	10,059
Income tax expense	4,071	3,120
Interest expense	7,693	2,462
Share-based compensation (benefit) expense	(1,436)	410
(Gain) loss on foreign exchange	(1,200)	769
Pension and other post-retirement expense related to defined benefit plans	516	726
Other adjustments for non-cash items	162	664
Income taxes paid, net	(487)	(22)
Contributions to defined benefit plans	(300)	(512)
Cash flows from operating activities before changes in working capital items	34,220	28,970
Changes in working capital items
Trade receivables	(4,624)	(4,811)
Inventories	(14,858)	(23,330)
Other current assets	2,433	(82)
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(35,211)	(20,795)
Provisions	(458)	(82)
	(52,718)	(49,100)
Cash flows from operating activities	(18,498)	(20,130)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(17,850)	(18,396)
Other investing activities	(596)	(156)
Cash flows from investing activities	(18,446)	(18,552)
FINANCING ACTIVITIES
Proceeds from borrowings	74,799	101,323
Repayment of borrowings	(33,415)	(55,236)
Interest paid	(3,977)	(2,350)
Dividends paid	(8,189)	(8,333)
Other financing activities	(83)	70
Cash flows from financing activities	29,135	35,474
Net decrease in cash	(7,809)	(3,208)
Effect of foreign exchange differences on cash	39	(807)
Cash, beginning of period	18,651	9,093
Cash, end of period	10,881	5,078

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	10,881	18,651
Trade receivables	134,235	129,285
Inventories	205,780	190,675
Other current assets	22,297	24,395
	373,193	363,006
Property, plant and equipment	414,075	377,076
Goodwill	108,029	107,714
Intangible assets	120,953	122,389
Deferred tax assets	25,530	25,069
Other assets	8,487	9,586
Total assets	1,050,267	1,004,840
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	122,322	154,838
Share-based compensation liabilities, current	5,665	5,066
Provisions, current	1,325	2,262
Borrowings, current	20,668	14,389
	149,980	176,555
Borrowings, non-current	553,583	485,596
Pension, post-retirement and other long-term employee benefits	15,172	14,898
Share-based compensation liabilities, non-current	2,115	4,125
Non-controlling interest put options	10,527	10,499
Deferred tax liabilities	44,687	42,321
Provisions, non-current	4,653	4,194
Other liabilities	5,548	5,224
	786,265	743,412
EQUITY
Capital stock	350,475	350,267
Contributed surplus	17,329	17,074
Deficit	(93,592)	(95,814)
Accumulated other comprehensive loss	(21,843)	(21,680)
Total equity attributable to Company shareholders	252,369	249,847
Non-controlling interests	11,633	11,581
Total equity	264,002	261,428
Total liabilities and equity	1,050,267	1,004,840

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
IPG Net Earnings	10.5	11.4
Manufacturing facility closures, restructuring and other related charges	0.3	0.1
M&A Costs	3.0	1.5
Share-based compensation (benefit) expense	(1.4)	0.4
Impairment of long-lived assets and other assets	—	0.0
Loss on disposal of property, plant and equipment	0.1	0.1
Income tax effect of these items	(0.3)	(0.3)
Adjusted net earnings	12.2	13.2

IPG Net Earnings per share
Basic	0.18	0.19
Diluted	0.18	0.19

Adjusted earnings per share
Basic	0.21	0.22
Diluted	0.21	0.22

Weighted average number of common shares outstanding
Basic	58,652,366	58,801,327
Diluted	58,924,107	59,146,693

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses.

In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Net earnings	10.5	11.3
Interest and other finance costs	7.0	3.6
Income tax expense	4.1	3.1
Depreciation and amortization	14.7	10.1
EBITDA	36.3	28.1
Manufacturing facility closures, restructuring and other related charges	0.3	0.1
M&A Costs	3.0	1.5
Share-based compensation (benefit) expense	(1.4)	0.4
Impairment of long-lived assets and other assets	—	0.0
Loss on disposal of property, plant and equipment	0.1	0.1
Adjusted EBITDA	38.3	30.2

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are proportionately higher in the second, third and fourth quarters of the year relative to the first quarter in line with required working capital investments.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Cash flows from operating activities	(18.5)	(20.1)
Less purchases of property, plant and equipment	(17.9)	(18.4)
Free cash flows	(36.3)	(38.5)